FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2007

HOLMES FINANCING (No 6) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2007 to 10 April 2007

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
	Current Period
	Number	£000's
Brought Forward	373,059	30,022,649
Replenishment	105,296	11,528,080
Repurchased	(5,908)	(581,797)
Redemptions	(8,562)	(939,932)
Losses	(45)	(230)
Capitalised Interest	0	4,517	( * see below )
Other Movements	0	0
Carried Forward	463,840	40,033,287

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	1,425,081	119,627,896
Repurchased	(436,589)	(33,989,240)
Redemptions	(638,475)	(52,198,494)
Losses	(1,368)	(3,506)
Capitalised Interest	0	197,417	( * see above )
Other Movements	0	0
Carried Forward	463,840	40,033,287

	Trust Payment Rate (CPR)	Annualised Trust Payment Rate (CPR)
1 Month	5.07%	46.43%	( including
3 Month	13.77%	44.72%	redemptions and
12 Month	43.54%	43.54%	repurchases )

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2007 to 10 April 2007

All values are in thousands of pounds sterling unless otherwise stated

Asset Profiles
Weighted Average Seasoning	34.75	months
Weighted Average Loan size	£86,308.40
Weighted Average LTV	64.95%	*** (see below)
Weighted Average Indexed LTV	58.38%	using Halifax House Price Index
Weighted Average Indexed LTV	57.19%	using Nationwide House Price Index
Weighted Average Remaining Term	17.93	Years

Product Type Analysis	£000's	%
Variable Rate	10,969,121	27.40%
Fixed Rate	12,962,778	32.38%
Tracker Rate	16,101,388	40.22%
	40,033,287	100.00%

As at 10 April 2007 approximately 15.40% of the loans were flexible loans

Repayment Method Analysis	£000's	%
Endowment	4,663,878	11.65%
Interest Only	11,029,171	27.55%
Repayment	24,340,238	60.80%
	40,033,287	100.00%

As at 10 April 2007 approximately 22.93% of the loans were written under Abbey's policy of non-income verification

Loan Purpose Analysis	£000's	%
Purchase	24,308,212	60.72%
Remortgage	15,725,075	39.28%
	40,033,287	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 February 2007	7.34%
01 December 2006	7.09%
01 September 2006	6.75%
01 September 2005	6.50%

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2007 to 10 April 2007

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis
Region	Number	£000's	%
East Anglia	18,126	1,430,536	3.57%
East Midlands	24,647	1,840,366	4.60%
Greater London	80,373	8,912,651	22.26%
North	19,153	1,191,656	2.98%
North West	52,550	3,630,124	9.07%
Scotland	29,375	1,808,102	4.52%
South East	122,668	12,495,095	31.21%
South West	36,872	3,186,987	7.96%
Wales	21,304	1,417,816	3.54%
West Midlands	29,269	2,130,109	5.32%
Yorkshire and Humberside	28,697	1,902,895	4.75%
Unknown	806	86,950	0.22%
Total	463,840	40,033,287	100.00%

Original LTV Bands

Range	Number	£000's	%	Average Seasoning
0.00 - 25.00	34,432	1,369,074	3.42%	30.48
25.01 - 50.00	122,405	8,041,545	20.09%	32.69
50.01 - 75.00	187,924	18,650,905	46.59%	31.47
75.01 - 80.00	19,341	2,021,025	5.05%	37.75
80.01 - 85.00	24,351	2,742,397	6.85%	35.99
85.01 - 90.00	40,273	4,630,302	11.57%	34.64
90.01 - 95.00	35,114	2,578,039	6.44%	57.66
Total	463,840	40,033,287	100.00%	34.75

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2007 to 10 April 2007

All values are in thousands of pounds sterling unless otherwise stated

Arrears
Band	Number	Principal	Overdue	%
Current	451,974	39,016,239	(2,693)	97.50%
1.00 - 1.99 months	7,079	616,783	5,155	1.54%
2.00 - 2.99 months	2,228	180,185	3,007	0.45%
3.00 - 3.99 months	956	77,499	1,858	0.19%
4.00 - 4.99 months	431	33,694	1,035	0.08%
5.00 - 5.99 months	263	21,290	824	0.05%
6.00 -11.99 months	562	47,008	2,528	0.12%
12 months and over	67	6,442	793	0.02%
Properties in Possession	280	19,328	2,312	0.05%
Total	463,840	40,018,468	14,819	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust
	Funding	Seller
	£000's	£000's
Balance Brought Forward	14,639,258	15,383,391
Replenishment of Assets	0	11,528,080
Acquisition by Funding	5,672,130	(5,672,130)
Distribution of Principal Receipts	(588,003)	(933,726)
Allocation of Losses	(117)	(113)
Share of Capitalised Interest	2,228	2,289
Payment Re Capitalised Interest	(2,228)	2,228
Balance Carried Forward	19,723,268	20,310,019

Carried Forward Percentage	49.26717%	50.73283%

Minimum Seller Share	2,282,586	5.70%

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2007 to 10 April 2007

All values are in thousands of pounds sterling unless otherwise stated

Cash Accumulation Ledger
	£000's
Brought Forward	1,701,300
Additional Amounts Accumulated	588,120
Payment of Notes	0
Carried Forward	2,289,420

Target Balance	794,000	payable on 16th April 2007
	1,097,358	payable on 16th July 2007
	397,351	payable on 15th October 2007

	2,288,709

Excess Spread *
Quarter to 16/01/07	0.4303%
Quarter to 16/10/06	0.4790%
Quarter to 17/07/06	0.4492%
Quarter to 15/04/06	0.2602%

*Excess spread is calculated by reference to deferred consideration
(determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the
Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve
Balance as at 28/3/07	£351,000,000.00	£0.00	£0.00
Required Amount as at 28/3/07	£420,000,000.00	£0.00	£10,000,000.00
Percentage of Notes	1.59%	0.00%	0.00%
Percentage of Funding Share	1.78%	0.00%	0.00%

Notes Outstanding
	£000's
AAA Notes Outstanding	20,587,944
AA Notes Outstanding	555,283
A Notes Outstanding	219,499
BBB Notes Outstanding	649,962
Total	22,012,689

Properties in Possession

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2007 to 10 April 2007

All values are in thousands of pounds sterling unless otherwise stated

Stock
	Current Period
	Number	£000's
Brought Forward	270	21,161
Repossessed in Period	52	10,272
Sold in Period	(42)	(9,793)
Carried Forward	280	21,640

	Cumulative
	Number	£000's
Repossessed to date	1,641	218,787
Sold to date	(1,361)	(197,147)
Carried Forward	280	21,640

Repossession Sales Information
Average time Possession to Sale	100	Days
Average arrears at time of Sale	£5,564

MIG Claim Status **
	Number	£000's
MIG Claims made	199	1,396

**On the 14th March 2006, Abbey exercised its right to cancel all relevant MIG policies and therefore, none of the mortgage loans in the portfolio are currently covered by a MIG policy.

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £30 billion

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2007 to 10 April 2007

All values are in thousands of pounds sterling unless otherwise stated

Contact Details
If you have any queries regarding this report please contact the Securitisation Team via

Telephone : +44 (1908) 343232 / 343836
Facsimilie : +44 (1908) 343019
Email : Securitisation@Abbey.com

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2007 to 10 April 2007

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 3 Class A1	Holmes Financing No. 1	AAA/Aaa/AAA	£375,000,000	5.55313%	0.26%
Series 3 Class A2	Holmes Financing No. 1	AAA/Aaa/AAA	€ 320,000,000	3.74500%	0.26%
Series 3 Class B	Holmes Financing No. 1	AA/Aa3/AA	£24,000,000	5.55313%	0.45%
Series 3 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£30,000,000	5.55313%	1.60%
Series 4 Class A	Holmes Financing No. 1	AAA/Aaa/AAA	£250,000,000		6.62%
Series 4 Class B	Holmes Financing No. 1	AA/Aa3/AA	£11,000,000	5.55313%	0.62%
Series 4 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£14,000,000	5.55313%	1.75%
Series 4 Class A	Holmes Financing No. 2	AAA/Aaa/AAA	€ 500,000,000	3.74500%	0.27%
Series 4 Class B	Holmes Financing No. 2	AA/Aa3/AA	€ 21,000,000	3.74500%	0.50%
Series 4 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	€ 35,000,000	3.74500%	1.60%
Series 3 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	€ 1,000,000,000	3.74500%	0.24%
Series 3 Class B	Holmes Financing No. 6	AA/Aa3/AA	€ 34,000,000	3.74500%	0.50%
Series 3 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	€ 57,000,000	3.74500%	1.50%
Series 4 Class A 1	Holmes Financing No. 6	AAA/Aaa/AAA	$1,000,000,000	5.36000%	0.24%
Series 4 Class A 2	Holmes Financing No. 6	AAA/Aaa/AAA	CHF 300,000,000		2.50%
Series 4 Class B	Holmes Financing No. 6	AA/Aa3/AA	$40,000,000	5.36000%	0.52%
Series 4 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	$69,000,000	5.36000%	1.55%
Series 5 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	£500,000,000	5.55313%	0.24%
Series 5 Class B	Holmes Financing No. 6	AA/Aa3/AA	£17,000,000	5.55313%	0.52%
Series 5 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	£29,000,000	5.55313%	1.55%
Series 3 Class A	Holmes Financing No. 7	AAA/Aaa/AAA	$250,000,000	5.36000%	0.23%
Series 3 Class B	Holmes Financing No. 7	AA/Aa3/AA	£15,000,000	5.55313%	0.50%
Series 3 Class M	Holmes Financing No. 7	A/A2/A	£20,000,000	5.55313%	0.80%
Series 4 Class A 1	Holmes Financing No. 7	AAA/Aaa/AAA	€ 500,000,000	3.74500%	0.26%
Series 4 Class A 2	Holmes Financing No. 7	AAA/Aaa/AAA	£250,000,000	5.55313%	0.26%
Series 4 Class B	Holmes Financing No. 7	AA/Aa3/AA	€ 41,000,000	3.74500%	0.53%
Series 4 Class M	Holmes Financing No. 7	A/A2/A	€ 56,000,000	3.74500%	0.80%
Series 3 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	€ 990,000,000	3.74500%	0.15%
Series 3 Class B	Holmes Financing No. 8	AA/Aa3/AA	€ 34,000,000	3.74500%	0.27%
Series 3 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	€ 57,500,000	3.74500%	0.85%
Series 4 Class A 1	Holmes Financing No. 8	AAA/Aaa/AAA	£900,000,000	5.55313%	0.15%
Series 4 Class A 2	Holmes Financing No. 8	AAA/Aaa/AAA	$500,000,000	5.36000%	0.14%
Series 4 Class B	Holmes Financing No. 8	AA/Aa3/AA	£39,900,000	5.55313%	0.30%
Series 4 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	£68,000,000	5.55313%	0.90%
Series 2 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$2,175,000,000	5.36000%	0.06%
Series 3 Class A1	Holmes Financing No. 9	AAA/Aaa/AAA	€ 740,000,000	3.74500%	0.10%
Series 3 Class A2	Holmes Financing No. 9	AAA/Aaa/AAA	£400,000,000	5.55313%	0.09%
Series 4 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	£600,000,000	5.55313%	0.09%
Series 1 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	$1,260,000,000	5.32000%	-0.03%
Series 1 Class B	Holmes Financing No. 10	AA/Aa3/AA	$47,000,000	5.36000%	0.08%
Series 1 Class C	Holmes Financing No. 10	BBB/Baa2/BBB	$47,000,000	5.36000%	0.27%
Series 2 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	$1,440,000,000	5.36000%	0.03%
Series 2 Class B	Holmes Financing No. 10	AA/Aa3/AA	$55,000,000	5.36000%	0.09%
Series 2 Class C	Holmes Financing No. 10	BBB/Baa2/BBB	$55,000,000	5.36000%	0.35%
Series 3 Class A	Holmes Financing No. 10	AAA/Aaa/AAA	€ 1,000,000,000	3.74500%	0.07%
Series 3 Class B1	Holmes Financing No. 10	AA/Aa3/AA	€ 37,000,000	3.74500%	0.12%
Series 3 Class B2	Holmes Financing No. 10	AA/Aa3/AA	£27,500,000	5.55313%	0.12%

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2007 to 10 April 2007

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 3 Class M1	Holmes Financing No. 10	A/A2/A	€ 34,000,000	3.74500%	0.20%
Series 3 Class M2	Holmes Financing No. 10	A/A2/A	£20,000,000	5.55313%	0.20%
Series 3 Class C1	Holmes Financing No. 10	BBB/Baa2/BBB	€ 52,500,000	3.74500%	0.40%
Series 3 Class C2	Holmes Financing No. 10	BBB/Baa2/BBB	£22,000,000	5.55313%	0.40%
Series 4 Class A1	Holmes Financing No. 10	AAA/Aaa/AAA	$1,440,000,000	5.36000%	0.08%
Series 4 Class A2	Holmes Financing No. 10	AAA/Aaa/AAA	£750,000,000	5.55313%	0.09%
Series 1 Class A	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$1,500,000,000	5.32000%	-0.02%
Series 1 Class B	Holmes Master Issuer 2006-1	AA/Aa3/AA	$45,000,000	5.36000%	0.09%
Series 1 Class C	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	$45,000,000	5.36000%	0.24%
Series 2 Class A	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$1,500,000,000	5.36000%	0.06%
Series 2 Class B	Holmes Master Issuer 2006-1	AA/Aa3/AA	$35,000,000	5.36000%	0.12%
Series 2 Class M	Holmes Master Issuer 2006-1	A/A2/A	$30,000,000	5.36000%	0.19%
Series 2 Class C	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	$40,000,000	5.36000%	0.39%
Series 3 Class A1	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	$900,000,000	5.36000%	0.08%
Series 3 Class A2	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	€ 670,000,000	3.74500%	0.10%
Series 3 Class A3	Holmes Master Issuer 2006-1	AAA/Aaa/AAA	£700,000,000	5.55313%	0.10%
Series 3 Class B2	Holmes Master Issuer 2006-1	AA/Aa3/AA	€ 37,500,000	3.74500%	0.15%
Series 3 Class B3	Holmes Master Issuer 2006-1	AA/Aa3/AA	£20,000,000	5.55313%	0.15%
Series 3 Class M2	Holmes Master Issuer 2006-1	A/A2/A	€ 35,500,000	3.74500%	0.22%
Series 3 Class M3	Holmes Master Issuer 2006-1	A/A2/A	£12,000,000	5.55313%	0.22%
Series 3 Class C2	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	€ 61,500,000	3.74500%	0.42%
Series 3 Class C3	Holmes Master Issuer 2006-1	BBB/Baa2/BBB	£12,500,000	5.55313%	0.42%
Series 1 Class A1	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,500,000,000	5.34508%	-0.02%
Series 1 Class A3	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	£600,000,000	5.61125%	0.03%
Series 1 Class B1	Holmes Master Issuer 2007-1	AA/Aa3/AA	$57,200,000	5.34508%	0.09%
Series 1 Class B2	Holmes Master Issuer 2007-1	AA/Aa3/AA	€ 21,400,000.00	3.93000%	0.09%
Series 1 Class C1	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	$30,300,000	5.34508%	0.28%
Series 1 Class C2	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	€ 22,700,000.00	3.93000%	0.28%
Series 1 Class C3	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	£15,550,000	5.61125%	0.28%
Series 2 Class A	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,500,000,000	5.34508%	0.05%
Series 2 Class B2	Holmes Master Issuer 2007-1	AA/Aa3/AA	€ 26,300,000.00	3.93000%	0.14%
Series 2 Class M2	Holmes Master Issuer 2007-1	A/A2/A	€ 10,600,000.00	3.93000%	0.22%
Series 2 Class M3	Holmes Master Issuer 2007-1	A/A2/A	£10,800,000	5.61125%	0.22%
Series 2 Class C1	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	$9,800,000	5.34508%	0.42%
Series 2 Class C2	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	€ 21,900,000.00	3.93000%	0.42%
Series 2 Class C3	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	£5,000,000	5.61125%	0.42%
Series 3 Class A1	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,600,000,000	5.34508%	0.08%
Series 3 Class A2	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	€ 1,500,000,000.00	3.93000%	0.10%
Series 3 Class A3	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	£800,000,000	5.61125%	0.10%
Series 3 Class B2	Holmes Master Issuer 2007-1	AA/Aa3/AA	€ 46,700,000.00	3.93000%	0.14%
Series 3 Class B3	Holmes Master Issuer 2007-1	AA/Aa3/AA	£48,000,000	5.61125%	0.14%
Series 3 Class M2	Holmes Master Issuer 2007-1	A/A2/A	€ 28,000,000.00	3.93000%	0.22%
Series 3 Class M3	Holmes Master Issuer 2007-1	A/A2/A	£28,800,000	5.61125%	0.22%
Series 3 Class C2	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	€ 86,900,000.00	3.93000%	0.42%
Series 3 Class C3	Holmes Master Issuer 2007-1	BBB/Baa2/BBB	£25,500,000	5.61125%	0.42%
Series 4 Class A	Holmes Master Issuer 2007-1	AAA/Aaa/AAA	$1,000,000,000	5.34508%	0.10%

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2007 to 10 April 2007

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 6	Holmes 7	Holmes 8	Holmes 9	Holmes 10	Holmes 2006-1	Holmes 2007-1
02Q3	-	703	-	-	-	-	-	-	-
02Q4	-	-	-	-	-	-	-	-	-
03Q1	-	-	-	-	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-	-
03Q3	600	-	481	-	-	-	-	-	-
03Q4	-	176	481	-	-	-	-	-	-
04Q1	-	176	-	241	-	-	-	-	-
04Q2	-	176	-	241	-	-	-	-	-
04Q3	-	176	-	-	-	-	-	-	-
04Q4	-	-	-	-	-	-	-	-	-
05Q1	-	-	-	-	-	-	-	-	-
05Q2	-	-	801	-	1,001	-	-	-	-
05Q3	650	-	-	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-	-	-
06Q1	-	125	-	803	-	-	-	-	-
06Q2	-	125	-	-	-	-	-	-	-
06Q3	-	125	-	-	-	-	-	-	-
06Q4	-	-	-	-	-	1,018	-	-	-
07Q1	-	-	-	161	812	-	-	-	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 6	Holmes 7	Holmes 8	Holmes 9	Holmes 10	Holmes 2006-1	Holmes 2007-1
07Q1	-	-	-	-	-	-	-	-	-
07Q2	-	-	634	161	-	-	-	-	-
07Q3	575	-	-	-	-	-	679	-	-
07Q4	-	300	770	-	-	-	-	795	-
08Q1	-	-	-	-	-	-	-	-	771
08Q2	-	-	500	592	221	-	388	-	600
08Q3	-	-	-	-	221	1,272	388	-	-
08Q4	-	-	-	-	221	-	-	-	-
09Q1	-	-	-	-	1,171	-	-	-	-
09Q2	-	-	-	-	-	-	342	-	-
09Q3	-	-	-	-	-	-	342	397	-
09Q4	-	-	-	-	-	-	-	397	-
10Q1	-	-	-	-	-	453	-	-	396
10Q2	-	-	-	-	-	453	-	-	396
10Q3	250	-	-	-	-	600	-	-	-
10Q4	-	-	-	-	-	-	1,526	1,632	-
11Q1	-	-	-	-	-	-	-	-	-
11Q2	-	-	-	-	-	-	-	-	2,469
11Q3	-	-	-	-	-	-	-	-	-
11Q4	-	-	-	-	-	-	-	-	-
12Q1	-	-	-	-	-	-	-	-	-
12Q2	-	-	-	-	-	-	-	-	-
12Q3	-	-	-	-	-	-	-	-	-
12Q4	-	-	-	-	-	-	-	-	515
13Q1	-	-	-	-	-	-	-	-	-

Holmes Financing No 6 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 March 2007 to 10 April 2007

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 6) PLC

Dated: 27 April 2007	By / s / Jessica Petrie
(Authorised Signatory)